

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 4, 2009

via U.S. mail

David W. Williams
Chief Executive Officer and President
Noble Corporation
13135 South Dairy Ashford, Suite 800
Sugar Land, Texas 77478

>　**Re:　Noble Corporation**
>　　　　**Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>　　　　**Filed February 4, 2009**
>　　　　**File No. 1-31306**

Dear Mr. Williams:

　　　We have completed our review of the above-referenced filing and have no further comments at this time.

>　　　　　　　Sincerely,

>　　　　　　　H. Roger Schwall
>　　　　　　　Assistant Director

cc:　　L. Nicholson

　　　via facsimile

　　　Gerald Spedale, Esq.
　　　(713) 229-7734